EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividend Requirements

(in millions, except ratios)

	Thirty-Nine Weeks Ended
	March 27, 2004 (1)	March 29, 2003 (2)
Fixed charges and preferred stock dividend requirements:
Interest expense	$195	$205
Interest portion of rental expense	50	46

Total fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends of consolidated subsidiaries	245	251
Preference security dividends of consolidated subsidiaries	—	13
Capitalized interest	8	8
Preferred stock dividend requirements	—	12

Total fixed charges and preferred stock dividend requirements	$253	$284

Earnings available for fixed charges and preferred stock dividend requirements:
Income before income taxes	$1,117	$1,126
Less undistributed (loss) income in minority-owned companies	(1)	5
Add minority interest in majority-owned subsidiaries	2	12
Add amortization of capitalized interest	13	17
Add fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends of consolidated subsidiaries	245	251

Total earnings available for fixed charges and preferred stock dividend requirements	$1,376	$1,411

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.4	5.0

(1)	During the first nine months of fiscal 2004, the corporation recorded a pretax charge of $11 million in connection with certain exit activities and business dispositions.

(2)	During the first nine months of fiscal 2003, the corporation recorded a pretax credit of $13 million in connection with certain exit activities and business dispositions that were completed for amounts more favorable than originally estimated.

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